Exhibit 99.2

Press Release Regulated Information 19 May 2016 7:00 am CET

Celyad announces first quarter 2016

business update

Significant progress made in NKR-2 trial

CHART-1 data readout confirmed end of June 2016

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies, with clinical programs in cardiovascular disease and immuno-oncology, today provides an update on key clinical and operational developments over the three-month period ended 31 March 2016.

HIGHLIGHTS OF THE FIRST QUARTER

•	Infusion and 21 day-safety follow-up of the first patient of the third cohort in NKR-2 Phase I/IIa trial conducted at the Dana Farber Cancer Institute in Boston, USA.

•	Strategic partnership with Institut Curie in Paris, France, to further develop the Company’s NKR-T pipeline in cellular immunotherapies for cancer.

•	First US patent relating to a method of producing allogeneic primary human T cells that are engineered to be T-Cell Receptor (TCR)-deficient and express a Chimeric Antigen Receptor (CAR).

•	Appointment of 10 leading international immuno-oncology experts to the Company’s Scientific Advisory Board to help guide Celyad’s development of its NKR-T platform.

•	Certification for C-Cure® non-clinical data from the European Medicines Agency (EMA) and Notification of the EMA of its intent to submit a MAA for C-Cure®.

•	Reinforcement of the corporate management team with the appointment of Pierre Brynaert as Chief Human Resources Officer, Richard Mountfield as VP of Global Regulatory Affairs and Jean-Pierre Latere as VP of Regenerative Medicine and Medical Devices Franchise.

Dr. Christian Homsy, Chief Executive Officer of Celyad, commented: “The first quarter of 2016 has been a very productive period for Celyad. We successfully met our operational milestones in our NKR-2 trial and also established some key strategic collaborations and assets as we continue to make progress across our development programs.

“We are surrounding ourselves with top international experts and partners to achieve our clinical and business development aims for our novel pipeline, as well as building strong patent portfolios which we believe will position Celyad as a major player in the field of regenerative medicine and immuno-oncology.

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Press Release Regulated Information 19 May 2016 7:00 am CET

“We now look forward to the expected announcement of the topline data from our CHART-1 Phase III trial and the safety and feasibility data on the first doses in our NKR-2 Phase I/IIa study at the end of June.”

Patrick Jeanmart, Chief Financial Officer of Celyad, added: “We are delighted to report for the first quarter of 2016 a cash position in line with our expectations. We also paid during this first quarter the first clinical development milestones related to our NKR-2 clinical trial, which demonstrates the significant progress made in the clinical development of NKR-2.”

OPERATIONAL AND FINANCIAL REVIEW

Over the first quarter, Celyad has made significant progress in the preclinical and clinical development of its NKR-T platform. The Company successfully completed the safety follow-up of the patients of the second dose level cohort in NKR-2 T-Cells Phase I/IIa trial, a dose escalation study evaluating the safety and feasibility of the NKG2D receptor in cancer patients suffering from Acute Myeloid Leukemia (AML) or Multiple Myeloma (MM). No dose limiting toxicity was reported of the second dose level.

The Company also reported the completion of the 21-day safety follow-up of the first patient enrolled in the third dose level in the Phase I/IIa clinical trial. No treatment related safety issues were reported.

In March, the Company strengthened its patent portfolio having been granted, by the U.S. Patent and Trademark Office (USPTO), the first U.S. patent relating to a method of producing allogeneic primary human T cells that are engineered to be T Cell Receptor (TCR)-deficient and express a Chimeric Antigen Receptor (CAR). The first US patent (9,181,527)—that was granted to Celyad in November 2015 - was related to TCR deficient CAR T cells, regardless of the method used to generate them. This new patent fosters Celyad’s coverage for its proprietary CAR T cells by broadly protecting methods for making these modified allogeneic T cells, and providing them as medicines. The resulting products may benefit patients with various human disease conditions, particularly cancer. By reinforcing its patent portfolio in the CAR-T field, Celyad confirms its leadership in engineered cell therapy, and in the allogeneic CAR T space.

Celyad also announced a strategic partnership with the Inserm “Cancer and Immunity” Unit of Institut Curie in Paris, France, to further develop its NKR-T pipeline in cellular immunotherapies for cancer. Through this partnership, Celyad and Institut Curie will pool their expertise to progress Celyad’s immuno-oncology pipeline with the aim of bringing novel cellular immunotherapies to cancer patients. The partnership will build on Institut Curie’s first-in-class expertise and state of the art translational, preclinical and clinical know-how in cancer biology and immunology, as well as Celyad’s widely recognized cell therapy and cell manufacturing capabilities.

In March, Celyad notified the European Medicines Agency (EMA) of its intent to submit a Market Authorization Application (MAA) for C-Cure® in November 2016.

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Press Release Regulated Information 19 May 2016 7:00 am CET

During the first quarter of 2016, Celyad reinforced its management team with the appointment of Pierre Brynaert as Chief Human Resources Officer, Richard Mountfield as Vice President of Global Regulatory Affairs and Jean-Pierre Latere as Vice President of Regenerative Medicine and Medical Devices Franchise.

The Company ended the quarter with €94.7 million in cash. Use of cash of the quarter amounts to €12.8 million, of which €7.4 million cash used to finance the operations of the Group. In January, the Company paid its first clinical development milestone ($5.0 million) to Celdara Medical Inc, former owner of the NKR-T technology platform. Investments made in capital expenditures over the quarter amounted to €0.8 million.

EVENTS SUBSEQUENT TO QUARTER-END

The Company recently reiterated its market guidance regarding the availability of C-Cure® CHART-1 data. CHART-1 data readout in expected by end of June 2016.

In April, Celyad received certification for C-Cure non-clinical data from the European Medicines Agency (EMA). This certification is the second of three modules, following the certification of quality data obtained in May 2014, made in preparation for a marketing application. It provides confirmation that the Committee for Advanced Therapies (CAT), recognizes that the C-Cure® development program continues to meet the rigorous standards set by the EMA for a successful development and submission package.

Also in April, Celyad announced the appointment of 10 leading international Immuno-Oncology experts to its Scientific Advisory Board in order to develop its NKR-T platform and potentially open the path to new treatment options for cancer patients. (Dr. Hinrich Abken, Dr. Scott Antonia, Dr. Marco Davila, Dr. Stéphane Depil, Dr. Marc Ernstoff, Dr. David Edward Gilham, Dr. Sebastian Kobold, Dr. Daniel Olive, Dr. Charles Sentman and Dr. Jeffrey S. Weber).

***END***

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Press Release Regulated Information 19 May 2016 7:00 am CET

For more information, please contact:

For Europe : Consilium Strategic Communications

Amber Fennell, Chris Gardner and Chris Welsh - T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For France : NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium : Comfi

Gunther De Backer - T.: +32 (0)2 290 90 90 – gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO : T : +32 (0)10 39 41 00 investors@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on Twitter @CelyadSA

About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapy with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrollment of a Phase III trial in Europe and Israel. In addition, the Company is developing a next generation portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKR-2 (NKG2D CAR T-cell), entered a Phase I clinical trial in April 2015.

Celyad’s ordinary shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and Celyad’s American Depositary Shares are listed on the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular it should be noted that the safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKR-2. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKR-2 therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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Press Release Regulated Information 19 May 2016 7:00 am CET

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, NKR-2, C-CathezTM, OnCyte, Celyad, Celyad, C-CathezTM, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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